Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Intelsat S.A.:

We consent to the incorporation by reference in the registration statement (No. 333-212417) on Form S-8 of Intelsat S.A. of our report dated February 26, 2018, with respect to the consolidated balance sheets of Intelsat S.A. as of December 31, 2016 and 2017, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement Schedule II – Valuation and Qualifying Accounts (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 20-F of Intelsat S.A.

/s/ KPMG LLP

McLean, Virginia

February 26, 2018